Exhibit 6.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is effective January 8, 2020, (the “Effective Date”) by and between Hightimes Holding Corp. a Delaware corporation (the “Company”), and Jay Paul Henderson, an individual residing at 18820 Nutmeg Dr., Morgan Hill, CA 95037 (the “Executive”).

WHEREAS, the parties hereto desire to enter into a written agreement to document the terms of Executive’s employment with the Company.

1. Duties and Responsibilities.

A. Executive shall serve as the Company’s Chief Operating Officer, reporting directly to the Company’s Chief Executive Officer. Executive shall have the duties and powers at the Company that are customary for an individual holding such positions.

B. Executive agrees to use his best efforts to advance the business and welfare of the Company, to render his services under this Agreement faithfully, diligently and to the best of his ability.

C. Executive shall be based at the Company’s current executive office located at 10990 Wilshire Boulevard, Los Angeles, California 90024, or at such other offices of the Company located within 30 miles of such current executive office. Executive may also work remotely from time to time.

D. Executive may also engage in other business and outside activities which can include advisory memberships and Board appointments while employed by the Company so long as such activities are pre-approved by the Chief Executive Officer in writing, are not competitive to the Company in any way, and do not adversely affect the performance by the Executive of his duties and responsibilities. The CEO shall not unreasonably withhold approval of the Executive’s other business and outside activities.

2. Employment Period. Following the Effective Date, Executive’s employment with the Company shall be governed by the provisions of this Agreement for the period commencing as of the date hereof and continuing until the earlier of (i) Executive’s termination of employment with the Company for any reason, or (ii) the third anniversary of the Effective Date (the “Employment Period”). Provided that Executive’s employment has not been or is not being terminated for any reason, Executive and the Company agree to negotiate in good faith prior to the end of the Employment Period to enter into a new Employment Agreement to take effect after the Employment Period. Such negotiations for a new Employment Agreement shall commence no later than 90 days prior to the end of the Employment Period.

3. Cash Compensation.

A. Annual Salary. Executive’s base salary shall be $300,000 per year (the “Annual Salary”), which shall be payable in accordance with the Company’s standard payroll schedule (but in no event less frequent than once per month on or before the 26th day of the month). Notwithstanding the foregoing, until such time as the Company shall, following January 8, 2020, raise, in the aggregate, a minimum of $10,000,000 of capital from the sale of equity securities or any debt instruments (the “Additional Capital”) the Executive’s Annual Salary shall be fixed at $215,000 annually. The difference between salary before the raise ($215,000) and following the raise ($300,000) will be accrued and paid upon a $10,000,000 raise of capital from the sale of equity securities or debt instruments. The Compensation Committee shall review Executive’s Annual Salary not less frequently than on each December 31st during the Employment Term. Executive will be eligible for periodic increases in his Annual Salary under the Company’s normal policies and procedures for executive salary increases which currently provides for annual reviews of executive salaries. Executive’s Annual Salary for any year may not be reduced below the Executive’s Annual Salary for the prior year without the written consent of both Executive and the Company.

1 | P a g e

B. Annual Target Bonus. Executive shall also be entitled to receive an annual target incentive bonus of 100% of the Executive’s current salary for each calendar year of his employment by the Company. For calendar year 2020 such annual target bonus will be based on the annual salary of $300,000. Thus, Executive’s target incentive bonus for the 2020 calendar year shall be $300,000. The annual bonus shall be based upon the Company achieving the budgeted goals for the Company established from time to time by the board of directors for such measurement year. Goals (which, for calendar year 2020, will be disclosed to Executive in writing no later than June 30, 2020 and for each subsequent calendar year no later than January 31st of such calendar year), and Executive meeting the annual personal performance goals determined by the Compensation Committee for calendar year 2020 and disclosed to Executive in writing no later than April 26, 2020 and for each subsequent calendar year no later than January 31st of such calendar year . The amount of the annual target bonus payable to Executive with respect to any given calendar year shall be determined by the Compensation Committee based on the foregoing provisions of this Section 3.B. of this Agreement. The annual bonus earned with respect to each calendar year shall be paid no later than the end of the 60-day period immediately following the end of such calendar year. Executive shall have a fully-vested and non-forfeitable interest in each annual target bonus earned with respect to a particular calendar year if he is in the active employ of the Company on the last day of such calendar year.

C. Applicable Withholdings. The Company shall deduct and withhold from the compensation payable to Executive hereunder any and all applicable federal, state and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statutes, regulations, ordinances or orders governing or requiring the withholding or deduction of amounts otherwise payable as compensation or wages to employees.

4. Equity Compensation.

A. Initial Grant. As of the close of business on the date of the Executive’s first day of employment with the Company, the Company’s Compensation Committee shall grant Executive a non-statutory stock option (the “Initial Option”) to purchase 200,000 shares of the Company’s common stock as defined in the Plan referenced in the immediately following sentence (the “Common Stock”) at an exercise price of $11.00 per share. Executive’s right to purchase shares of Common Stock under the Initial Option shall vest over three years, as follows: the right to purchase 33.3% of such shares of Common Stock shall vest on the first anniversary of the grant date and the balance shall vest in 24 equal monthly installments thereafter. The Initial Option will be granted pursuant to the Company’s 2019 Equity Incentive Plan (the “Plan”) and will be subject to the terms and conditions of the Plan in effect as of the grant date and the related stock option agreements. The exercise price for all future stock options granted under the Plan shall be equal to either the then trading price of the Common Stock or the most recent appraisal done for Section 409A compliance process prior to the date of each such grant (which appraisals having been completed within the 12-month period preceding each such grant date). Furthermore, as of the close of business on the date of the Executive’s first day of employment with the Company, the Company’s Compensation Committee shall grant Executive a restricted stock unit award (the “Initial Restricted Stock Unit Award”) with respect to 300,000 shares of the Company’s Common Stock (which number of shares of the Company’s common Stock shall be adjusted from time to time to take into account any stock dividends, forward stock splits, and reverse stock splits) which shall vest one—third on each anniversary of the Effective Date of this Agreement, being January 8, 2021, January 8, 2022 and January 8, 2023, subject to Executive’s service through such dates. The Initial Restricted Stock Unit Award is subject to the terms and conditions set forth in the Plan and the related stock unit award agreement (the “Award Agreement”); provided, however, notwithstanding anything in the Plan or the Award Agreement to the contrary, (A) Executive may elect to satisfy any tax withholdings payable in connection with the issuance of shares of the Company’s Common Stock to Executive by having the Company withhold a number of shares of Common Stock that have a fair market value equal to the taxes required to be withheld by the Company, and (B) to the extent of any differences between this Agreement and the Plan or the Award Agreement the provisions of this Agreement shall govern.

2 | P a g e

B. Other Equity Compensation. Executive shall also be entitled to participate in any other equity incentive plans of the Company. All such other options or other equity awards will be made at the discretion of the Company’s Compensation Committee of the Board of Directors pursuant and subject to the terms and conditions of the applicable equity incentive plan, including any provisions for repurchase thereof. The option exercise price or value of any equity award granted to Executive will be established by the Company’s Board of Directors as of the date such interests are granted but shall not be less than the fair market value (determined as of the date such interests are granted) of the class of equity underlying such award. Except with respect to any restricted stock unit awards granted to Executive (the “RSUs”) (the terms of which shall be governed by the applicable award agreements), all stock options and other equity compensation awards (both time-based vesting and performance-based vesting at target level) granted to Executive that are outstanding on the date of Executive’s termination shall be 100% vested in the event that the Executive’s employment is terminated without Cause (as defined herein). In the event of Executive’s termination or resignation for any reason, all stock options granted to Executive that are outstanding on the date of such termination or resignation shall remain exercisable until the earlier of (i) the expiration date set forth in the applicable stock option agreement or (ii) the expiration of 6 months measured from the date of Executive’s termination or resignation. The provisions of this Section 4.B. of this Agreement shall govern the acceleration of Executive’s stock options and other equity compensation awards (other than the RSUs) in the event of a Change in Control Termination and the period during which Executive’s stock options remain exercisable following Executive’s termination or resignation for any reason and shall supersede any provisions to the contrary in any other agreement or document.

C. Equity Bonus Eligibility. Executive shall also be eligible to receive an annual target incentive bonus in the form of Common Stock as determined by the Compensation Committee, additionally to cash payments described in Section 3.B. of this Agreement (other than with respect to the annual bonus payable for calendar year 2020).

5. Expense Reimbursement. In addition to the compensation specified in Section 3 of this Agreement, Executive shall be entitled to receive reimbursement from the Company for all reasonable and necessary business expenses incurred by Executive in the performance of Executive’s duties hereunder, provided that Executive furnishes the Company with vouchers, receipts and other details of such expenses in the form reasonably required by the Company to substantiate a deduction for such business expenses under all applicable rules and regulations of federal and state taxing authorities.

6. Fringe Benefits.

A. Group Plans. Executive and his spouse and dependents shall, throughout the Employment Period, be eligible to participate in all of the group term life insurance plans, group health plans, accidental death and dismemberment plans, short-term disability programs, retirement plans, profit sharing plans or other plans (for which Executive qualifies) that are available to the executive officers of the Company.

B. Vacation. Executive shall be entitled to accrue a minimum of three weeks paid vacation per year. Vacation shall accrue pursuant to the Company’s vacation benefit policies. Additional paid vacation may be approved in writing by the Chief Executive Officer upon reasonable request and notice by the Executive.

C. Indemnification. As of the Effective Date, the Company and Executive shall enter into the Company’s standard indemnification agreement for its executives. These covenants shall survive the termination of this Agreement for any reason for a period of five years from the date of such termination.

D. Travel Stipend. The Company will provide the Executive a $4,000 travel stipend for company travel between San Jose and Los Angeles for the first twelve (12) months of employment.

7. Termination of Employment. Executive’s employment with the Company is “at-will.” This means that it is not for any specified period of time and can be terminated by Executive or the Company at any time, with or without advance notice, and for any or no particular reason or cause. Upon such termination, Executive (or, in the case of Executive’s death, Executive’s estate and beneficiaries) shall have no further rights to any other compensation or benefits from the Company on or after the termination of employment except as follows:

A. Termination For Cause. In the event the Company terminates Executive’s employment with the Company prior to expiration of the Employment Period for Cause (as defined below), the Company shall pay to Executive all earned wages and incurred business expenses, including: (i) Executive’s unpaid Annual Salary that has been earned through the termination date of his employment; (ii) Executive’s accrued but unused vacation; (iii) any accrued expenses pursuant to Section 5 above; (iv) Executive’s earned target bonus payment; and (v) any other payments as may be required under applicable law (subsections (i) through (v) above shall collectively be referred to herein as the “Required Payments”). Except for incurred business expenses pursuant to Section 5, the Required Payments shall be paid to Executive on the date of Executive’s termination of employment with the Company. Incurred business expenses pursuant to Section 5 shall be paid within 10 business days of the Executive’s termination date. For purposes of this Agreement, “Cause”shall mean that Executive has engaged in any one of the following: (i) intentional misconduct involving the Company or its assets, including, without limitation, material misappropriation of the Company’s funds or property; (ii) reckless or willful misconduct in the performance of Executive’s duties in the event such conduct continues after the Company has provided 30 days written notice to Executive and a reasonable opportunity to cure such misconduct; (iii) conviction of, or plea of nolo contendere to, any felony or misdemeanor involving dishonesty or fraud; (iv) the material violation of any of the Company’s policies, including without limitation, the Company’s policies on equal employment opportunity and the prohibition against unlawful harassment; (v) the material breach of any provision of this Agreement after 30 days written notice to Executive of such breach and a reasonable opportunity to cure such breach; or (vi) any other misconduct that has a material adverse effect on the business or reputation of the Company after 30 days written notice to Executive of such breach and a reasonable opportunity to cure the adverse effects of such misconduct.

3 | P a g e

B. Termination Upon Death or Disability. If Executive dies during the Employment Period, the Executive’s employment with the Company shall be deemed terminated as of the date of death, and the obligations of the Company to or with respect to Executive shall terminate in their entirety upon such date except as otherwise provided under this Section 7.B. If Executive becomes Disabled (as defined below), then the Company shall have the right, to the extent permitted by law, to terminate the employment of Executive upon 30 days prior written notice in writing to Executive. Upon termination of employment due to the death or Disability of Executive, Executive (or Executive’s estate or beneficiaries in the case of the death of Executive) shall be entitled to receive (i) the Required Payments within 10 days after the date of Executive’s termination of employment with the Company and (ii) the following: (A) any unpaid annual target bonus described under Section 3.B. hereof for the year immediately prior to the year of such termination (in an amount equal to the bonus percentage accrued by the Company, pursuant to GAAP, for such prior year) and a pro-rated share of Executive’s annual target bonus described under Section 3.B. hereof for the year of such termination (in an amount equal to the bonus percentage accrued by the Company, pursuant to GAAP, through the last closed accounting month prior to the time of such termination but with such bonus percentage being deemed to be fully accrued if the Company is at least on target to attain the appropriate financial targets for such year), which bonus amounts shall be paid on the earlier of (1) such date as the Company regularly pays bonuses or (2) March 15th of the calendar year immediately following the calendar year in which the termination occurs; and (B) in the case of termination due to Disability, the Company shall reimburse on a monthly basis either the Executive’s COBRA payments for Executive’s (and/or his spouse’s and dependents’) health insurance benefits or the amount that Executive was paying and getting reimbursed for health care coverage as outlined in Section 6.A. For the purposes of this Agreement, “Disability”shall mean a physical or mental impairment which, the Board of Directors reasonably determines, after consideration and implementation of reasonable accommodations, precludes the Executive from performing his essential job functions for a period longer than one hundred and twenty (120) days or a total of one hundred and eighty (180) days in any twelve-month period, provided, however, in the event that the Company temporarily replaces the Executive, or transfers the Executive’s duties or responsibilities to another individual on account of the Executive’s inability to perform such duties due to a mental or physical incapacity which is, or is reasonably expected to become, a Disability, then the Executive’s employment shall not be deemed terminated by the Company.

Any question as to the existence of the Executive’s Disability as to which the Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Executive and the Company. If the Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and the Executive shall be final and conclusive for all purposes of this Agreement.

C. Termination for Any Other Reason; Resignation for Good Reason. Should the Company terminate Executive’s employment (other than for Cause or as a result of Executive’s Death or Disability), or in the event Executive resigns for Good Reason (as defined below) within two years following the initial occurrence of the event giving rise to such resignation for Good Reason, then the Company shall pay to Executive all Required Payments on the date of Executive’s termination from employment with the Company. Incurred business expenses pursuant to Section 5 shall be paid within 10 business days of the Executive’s termination date. In addition, assuming the Annual Target Goals as defined in Section 3.B. are achieved in the year in which termination without “Cause”or for “Good Reason”shall have occurred, the Company shall pay to Executive a bonus payable within 60 days following the end of such year, pro-rated based on the number of months in which the Executive worked in such year. This Section 7.C. is intended to qualify as an involuntary separation pay arrangement that is exempt from application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) because certain severance payments are treated as paid on account of an involuntary separation (including a separation for Good Reason) or paid in a lump sum within the “short-term deferral”period following the time the Executive obtains a vested right to such payments.

4 | P a g e

D. Health Care Reform Compliance. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the health insurance premium reimbursement benefits under this Section 7 without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay Executive a taxable cash amount, which payment shall be made regardless of whether Executive elects or pays for health insurance benefits following termination (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the health insurance premium reimbursement amounts would otherwise have been paid.

8. Non-Competition During the Employment Period. Executive acknowledges and agrees that given the extent and nature of the confidential and proprietary information he will obtain during the course of his employment with the Company, it would be inevitable that such confidential information would be disclosed or utilized by the Executive should he obtain employment from, or otherwise become associated with, an entity or person that is engaged in a business or enterprise that directly competes with the Company. Consequently, during any period for which Executive is receiving payments from the Company, either as wages or as a severance benefit, Executive shall not, without prior written consent of the Chief Executive Officer, directly or indirectly own, manage, operate, control or participate in the ownership, management, operation or control of, or be employed by or provide advice to, any enterprise that is engaged in any business competitive to that of the Company; provided, however, that such restriction shall not apply to any passive investment representing an interest of less than 1% of an outstanding class of publicly-traded securities of any company or other enterprise where Executive does not provide any management, consulting or other services to such company or enterprise.

Notwithstanding the foregoing, the following business and outside activities and investments shall not be subject to Section 8:

(i)	Enso Holdings: International Cannabis (Colombia, Brazil, Mexico, etc.)

(ii)	Gold Coast Brands: Minor Cannabinoid House of Brands (CBD, CBG, THCv)

(iii)	Beehive’s Own: Utah Medical Cannabis Retail

(iv)	Plant Growth Group: International Consultancy

(v)	SupremeKalm: Oklahoma Medical Cannabis Cultivation & Retail

(vi)	Intentio Capital: Venture Fund focused on food, energy, water, and materials

(vii)	Cultivate Capital: Board Member, currently going through the sale process

9. Proprietary Information. Executive has executed or is concurrently executing the Company’s standard Confidential Information and Assignment of Inventions Agreement (the “Confidentiality Agreement”), which is attached hereto and is hereby incorporated by this reference as if set forth fully herein. Executive’s obligations pursuant to the Confidentiality Agreement will survive termination of Executive’s employment with the Company. Executive agrees that he will not use or disclose to the Company any confidential or proprietary information from any of his prior employers.

10. Successors and Assigns. This Agreement is personal in its nature and the Executive shall not assign or transfer his rights under this Agreement. The provisions of this Agreement shall inure to the benefit of, and shall be binding on, each successor of the Company whether by merger, consolidation, transfer of all or substantially all assets, or otherwise, and the heirs and legal representatives of Executive.

5 | P a g e

11. Notices. Any notices, demands or other communications required or desired to be given by any party shall be in writing and shall be validly given to another party if served either personally or via overnight delivery service such as Federal Express, postage prepaid, return receipt requested. If such notice, demand or other communication shall be served personally, service shall be conclusively deemed made at the time of such personal service. If such notice, demand or other communication is given by overnight delivery, such notice shall be conclusively deemed given two business days after the deposit thereof addressed to the party to whom such notice, demand or other communication is to be given as hereinafter set forth:

To the Company:	Hightimes Holdings Corp.
815 Hampton Drive, Unit 1B Venice, CA 90291
Attn: Chief Executive Officer

To Executive:	At Executive’s last residence as provided by
Executive to the Company for payroll records.

Any party may change such party’s address for the purpose of receiving notices, demands and other communications by providing written notice to the other party in the manner described in this Section 11.

12. Governing Documents. This Agreement, along with the documents expressly referenced in this Agreement, constitute the entire agreement and understanding of the Company and Executive with respect to the terms and conditions of Executive’s employment with the Company and the payment of severance benefits, and supersedes all prior and contemporaneous written or verbal agreements and understandings between Executive and the Company relating to such subject matter. This Agreement may only be amended by written instrument signed by Executive and an authorized officer of the Company. Any and all prior agreements, understandings or representations relating to the Executive’s employment with the Company are terminated and canceled in their entirety and are of no further force or effect. If any provision of this Agreement is invalid or unenforceable, the balance of the Agreement shall remain in effect, and if any provisions is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other person and circumstances.

13. Governing Law. The provisions of this Agreement will be construed and interpreted under the laws of the State of California. If any provision of this Agreement as applied to any party or to any circumstance should be adjudged by a court of competent jurisdiction to be void or unenforceable for any reason, the invalidity of that provision shall in no way affect (to the maximum extent permissible by law) the application of such provision under circumstances different from those adjudicated by the court, the application of any other provision of this Agreement, or the enforceability or invalidity of this Agreement as a whole. Should any provision of this Agreement become or be deemed invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision will be stricken and the remainder of this Agreement shall continue in full force and effect.

14. Remedies. All rights and remedies provided pursuant to this Agreement or by law shall be cumulative, and no such right or remedy shall be exclusive of any other. A party may pursue any one or more rights or remedies hereunder or may seek damages or specific performance in the event of another party’s breach hereunder or may pursue any other remedy by law or equity, whether or not stated in this Agreement.

15. No Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate as, or be construed as, a waiver of any later breach of that provision.

6 | P a g e

16. Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. Executed copies of the signature pages of this Agreement sent by facsimile or transmitted electronically in either Tagged Image Format Files (“TIFF”) or Portable Document Format (“PDF”) shall be treated as originals, fully binding and with full legal force and effect, and the parties waive any rights they may have to object to such treatment. Any party delivering an executed counterpart of this Agreement by facsimile, TIFF or PDF also shall deliver a manually executed counterpart of this Agreement but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

17. Section 409A.

A. Notwithstanding anything to the contrary herein, the following provisions apply to the extent severance benefits provided herein are subject to Section 409A of Code and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”). Severance benefits shall not commence until Executive has incurred a “separation from service”as such term is defined in Treas. Reg. Section 1.409A-1(h). Each installment of severance benefits is a separate “payment”for purposes of Treas. Reg. Section 1.409A-2(b)(2)(i), and the severance benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and Executive is, upon separation from service, a “specified employee”for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of the severance benefits payments shall be delayed until the earlier of (i) the date which is six (6) months and one day after Executive’s separation from service, or (ii) the date of Executive’s death and such delayed severance benefits shall be paid to Executive in one lump sum within 10 days after the first to occur of such dates. The parties acknowledge that the exemptions from application of Section 409A to severance benefits are fact specific, and any later amendment of this Agreement to alter the timing, amount or conditions that will trigger payment of severance benefits may preclude the ability of severance benefits provided under this Agreement to qualify for an exemption. All taxable reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with Section 409A including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the period of time specified in this Agreement, (ii) the amount of expenses available for reimbursement, or the in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

B. It is intended that this Agreement shall comply with the requirements of Section 409A, and any ambiguity contained herein shall be interpreted in such manner so as to avoid adverse personal tax consequences under Section 409A. Notwithstanding the foregoing, the Company shall in no event be obligated to indemnify the Executive for any taxes or interest that may be assessed by the IRS pursuant to Section 409A of the Code to payments made pursuant to this Agreement. To the extent that any severance benefit payments are delayed as required by this Agreement due to the application of Section 409A, all suspended payments shall earn and accrue interest at the prevailing “Prime Rate”of interest as published by The Wall Street Journal at the time the payment is made, and any suspended payment when so made, shall be made as a lump sum payment, including accrued interest.

18. Section 280G.

A. If any payment or benefit Executive will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment”within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount”shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

7 | P a g e

B. Notwithstanding any provision of Section 18.A. to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A of the Code that would not otherwise be subject to taxes pursuant to Section 409A of the Code, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A of the Code as follows: (i) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for Executive as determined on an after-tax basis; (ii) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (iii) as a third priority, Payments that are “deferred compensation”within the meaning of Section 409A of the Code shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A of the Code.

C. Unless Executive and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a 280G Payment becomes reasonably likely to occur (if requested at that time by Executive or the Company) or such other time as requested by Executive or the Company.

D. If Executive receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 18.A. and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, Executive shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 18.A. so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 18.A. Executive shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

19. Certain Rules of Construction.

A. The headings and subheadings set forth in this Agreement are inserted for the convenience of reference only and are to be ignored in any construction of the terms set forth herein.

B. Wherever applicable, the neuter, feminine or masculine pronoun as used herein shall also include the masculine or feminine, as the case may be. Furthermore, where appropriate, the singular shall refer to the plural and vice versa.

C. The words “hereof,” “herein,” “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and any subsection, Section, Schedule, Appendix or Exhibit references are to this Agreement unless otherwise specified.

D. The term “including”is not limiting and means “including without limitation.”

E. References in this Agreement to any statute or statutory provisions include a reference to such statute or statutory provisions as from time to time amended, modified, reenacted, extended, consolidated or replaced (whether before or after the date of this Agreement) and to any subordinate legislation made from time to time under such statute or statutory provision.

F. References to this Agreement or to any other document include a reference to this Agreement or to such other document as varied, amended, modified, novated or supplemented from time to time.

G. References to “writing”or “written”include any non-transient means of representing or copying words legibly, including by facsimile or electronic mail.

H. References to times of day are Los Angeles times and references to a day are to a period of twenty-four (24) hours running from midnight.

I. References to “$”are to United States Dollars.

J. References to “%”are to percent.

8 | P a g e

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HIGHTIMES HOLDING CORP.,
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Title:	Executive Chairman
Date:	January 14, 2020

EXECUTIVE

/s/ Jay Paul Henderson
Name:	Jay Paul Henderson
Date:	January 14, 2020

9 | P a g e